Filed by Infinera Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Transmode AB (Commission File No. 001-33486)

22-Jul-2015

Infinera Corp. (INFN)

Q2 2015 Earnings Call

Total Pages: 26
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Infinera Corp. (INFN)

Q2 2015 Earnings Call

CORPORATE PARTICIPANTS

Jeff Hustis	Brad D. Feller
Head-Investor Relations	CFO, Principal Financial & Accounting Officer

Thomas J. Fallon	David F. Welch
Chief Executive Officer & Director	President & Director

OTHER PARTICIPANTS

George Charles Notter	Dmitry G. Netis
Jefferies LLC	William Blair & Co. LLC

Sanjiv R. Wadhwani	Alex Henderson
Stifel, Nicolaus & Co., Inc.	Needham & Co. LLC

Michael E. Genovese	Rod B. Hall
MKM Partners LLC	JPMorgan Securities LLC

Douglas Clark	Subu Subrahmanyan
Goldman Sachs & Co.	The Juda Group

Vijay K. Bhagavath	Theodore Joseph Moreau
Deutsche Bank Securities, Inc.	Barrington Research Associates, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Second Quarter Year 2015 Investment Community Conference Call of Infinera Corporation. All lines will be on listen-only mode until the question-and-answer session. [Operator Instructions] Today’s call is being recorded. If anyone has any objections, you may disconnect at this time.

I would now like to turn the call over to Mr. Jeff Hustis of Infinera Investor Relations. Jeff, you may begin.

Jeff Hustis

Head-Investor Relations

Thanks, Richard. Welcome to Infinera’s second quarter of fiscal 2015 conference call. A copy of today’s earnings is available on the Investors Relations section of Infinera’s website. Additionally, this call is being recorded, and will be available for replay from the website.

Today’s call will include projections and estimates that constitute forward-looking statements. This may include statements regarding Infinera’s overall business strategy, market conditions, market and growth opportunities, Infinera’s results of operations, views on Infinera’s customers and its products, as well as Infinera’s financial outlook for the third quarter of fiscal 2015 and intent to acquire Transmode. These statements are subject to risks and uncertainties that could cause Infinera’s results to differ materially from management’s current expectations.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Please refer to Infinera’s current press releases and SEC filings including Infinera’s most recently filed quarterly report on Form 10-Q and subsequent filings for more information on these risks and uncertainties. Please be reminded that all statements are made as of today, and Infinera undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this call.

Today’s earnings release and conference call include certain non-GAAP financial measures. Pursuant to Regulation G, Infinera has provided a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in its second quarter earnings release, which has been furnished to the SEC on Form 8-K and is available on Infinera’s website in the Investor Relations section.

I would now like to turn the call over to Chief Executive Officer, Tom Fallon.

Thomas J. Fallon

Chief Executive Officer & Director

Good afternoon and thank you for joining us on our second quarter 2015 conference call. Joining me today are Chief Financial Officer Brad Feller and President Dave Welch. Today, I’ll go over our financial highlights for Q2 and then provide an update on our business, the market environment, and some of our key initiatives including the current status of our announced offer to acquire Transmode. I will then turn the call over to Brad, who’ll provide a more detailed review of our second quarter results and our outlook for the third quarter of 2015.

I am very pleased with our second quarter financial performance. Revenue in the quarter was $207 million, above our guidance range and 25% higher than last year’s second quarter revenue. Non-GAAP gross margin was 47.4%, also above our guidance range. Our strong revenue and gross margin resulted in non-GAAP earnings of $0.18 per share, at the high end of our guidance. Finally, we achieved exceptionally strong cash generation as we increased our cash balance by more than $50 million in the second quarter. The combination of the value that Infinera delivers to customers with the levers that we are providing from our business model is enabling Infinera to grow our top line rapidly and to grow our bottom line even faster.

In the second quarter, we experienced robust demand across multiple verticals, as customers continue to turn to Infinera to build and fill their networks. In particular in Q2, we enjoyed some sizable new footprint wins with existing customers. For the quarter, we had three customers that were greater than 10% of revenue, one each from cable, Tier 1, and wholesale and enterprise carrier verticals. We also enjoyed broad strength from ICPs, which remains one of our fastest-growing opportunities.

The core of our business remains extremely strong. As we expanded the new growth markets, long-haul today still represents greater than 90% of Infinera’s revenue. I was encouraged that both IHS, formerly Infonetics, and Ovum ranked Infinera number one in North America long-haul market share in the first quarter of 2015. In long-haul, we continue to win footprint and are increasingly benefiting from past builds as we fill capacity expansion opportunities.

Considering the meaningful footprint we have built in recent years, I am often asked where are we in the 100-gig long-haul technology cycle. Based on our recent results and potential opportunities in the horizon, I remain confident that a 100-gig long-haul demand will continue to grow to the end of the decade.

Moving to metro cloud, our Cloud Xpress platform continued to progress in the second quarter, as we had both our 10 GigE and 40 GigE versions available for the full quarter, and in June announced our 100 GigE Cloud Xpress solution. To-date, we have invoiced 12 customers for Cloud Xpress and see a growing pipeline of new opportunities as well, a good example of which is our recent announcement that Equinix has implementing Cloud Xpress to interconnect its data centers in Hong Kong.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

In line with our comments over the past two quarters, through the halfway point in the year, the 10- and 40-GigE versions of Cloud Xpress have ramped more slowly than we had originally anticipated as customers have taken longer than expected to define and deploy their new transport cloud architectures. While this makes it less likely that our CX revenues will be near the top end of analyst estimates for this platform this year, it also signals that Cloud Xpress has emerged as a strategic element in our customers data center architectures, a longer-term positive for Infinera. Of note, four of our twelve CX customers have already placed follow-on POs for new opportunities.

As we move into the second half of the year, we are very encouraged that Cloud Xpress order volumes are trending significantly upward and we also anticipate a positive inflection point attributable to availability of our 100-GigE data center solution. Even as our 10- and 40-GigE Cloud Xpress platforms are ramping, we have a few large customers that have limited or held off purchasing in anticipation of implementing our 100-gig platform when it starts shipping this quarter.

Recently, several of our competitors have announced metro cloud solutions. We view these announcements as validation of the magnitude of the overall metro cloud opportunity. In this market, Infinera has a significant technology and first mover advantage. Our product is in the market today with a PIC-based approach that offers tremendous capacity, carrier-class reliability, appliance-like ease of use, and minimal power and space requirements.

Importantly, our vertically integrated model enables us to innovate quickly while others must rely on third parties to innovate on their behalf. We believe this is a sustainable advantage as this new market rapidly evolves and grows into a multi-billion dollar opportunity.

Now moving on to metro aggregation. We remain on target to introduce our metro product by the end of 2015 in line with industry demand materializing for a 100-gig. Based on customer feedback during lab demonstrations, we believe that our new product will be well received in the market.

Regarding Transmode, we remain excited about the prospect of this acquisition, which will provide us with an immediate portfolio of metro access and aggregation products, accelerating our end-to-end solutions offering across multiple metro applications. Since we announced our intention to make this acquisition, customer feedback has been positive. It clear that Transmode has a terrific reputation and the market believes that Transmode’s products are highly complementary to Infinera’s current offering.

Closing the transaction requires 90% of Transmode’s shareholders to vote in favor of the deal. Having listened to feedback from Transmode’s largest investors, a few weeks ago we enhanced our offer to provide shareholders the option to elect a larger portion of cash versus stock. While 90% approval rate is a high hurdle, we are optimistic that Transmode shareholders will see the value of this deal for both companies and the opportunity this unlocks as the transport market simultaneously grows and consolidates.

The metro DWM market today is already a $5 billion market, expected to grow to $8 billion range by 2019, driven by a once-in-a-decade technology shift. We are very excited about Infinera’s opportunity to intersect this market as the transition to 100-gig occurs, as roughly all customers will eventually transition to 100-gig.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Infinera is extremely well-positioned to take share in metro by leveraging our core technology and selling to our existing customers who already value the Infinera experience. Furthermore, unlike our competitors, the metro market is incremental to Infinera as we have very limited legacy geared to cannibalize.

Finally, the number of market participants should decline over time as analysts expect industry consolidation in the metro to continue. We believe Infinera has a terrific opportunity in the metro — one that is only enhanced should we complete the Transmode acquisition.

Turning now to some noteworthy achievements announced in the second quarter, I am very proud that IHS recognized Infinera with its highest distinction, naming Infinera as a leader on its Optical Network Hardware Vendor Scorecard, which is based on customer ratings in categories such as product reliability, service and support, and technology innovation. I was particularly tickled by their classification of Infinera as the ne plus ultra or the ultimate of the ICP and data center interconnect market.

Additionally, Light Reading recognized Infinera on some important fronts. First, they designated Infinera as Public Company of the Year for the second consecutive year. Secondly, they recognized Telstra for introducing the industry’s first commercial deployment of an SDN transport service, a solution that was enabled by Infinera’s Open Transport Switch software and DTN-X platform.

Finally, we’re already beginning to see opportunities from the partnership we have announced with Arista to provide joint data center interconnect solutions to cloud service providers and to support Arista’s Cloud Vision initiative, which gives customers choice in their SDN strategy. Over time, we believe this partnership will enhance the abilities of both companies to compete, giving Arista the opportunity to offer best-in-class optical and Infinera best-in-class switching.

I’d like to close by stepping back and taking a broader view. We are seeing the transformation of the communications infrastructure moving to on-demand, cloud-based application delivery and a migration of network functions from Layer 3 to Layer 7 into the cloud. We refer to this suite of capabilities as layer C of the network. These clouds need to connect to end users as well as to each other and they will be served by highly scalable packet optical networks, an intelligent transport network, which we refer to as Layer T. This transition is driving an unrelenting growth in bandwidth demand across subsea, long-haul and metro with one of its key drivers being east-west data center and data center traffic, running over private optical networks. We are seeing this growth firsthand from our customers as the 100 GigE clients have rapidly overtaken 10 GigE clients over the last year. There is no indication that continued bandwidth growth will subside in the near term, a trend that bodes well for Infinera.

In summary, I am pleased with our continued progress and remain optimistic about the opportunity in front of us. As network architectures evolve to Layer C and Layer T, the strategic importance of optical has never been higher. And while this is a positive for the broader industry, it is especially good news for an innovator like Infinera. I strongly believe that you will see future consolidation in this industry as new winners emerge and new losers exit, armed with best of class of technology, a differentiated customer experience, and a vertically integrated business model, Infinera is one of the new winners.

In closing, I would like to thank our customers, our employees, and partners for their ongoing commitment to Infinera.

Now I’ll turn the call over to Brad for a more detailed financial review of the second quarter and our outlook for the third quarter.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Brad D. Feller

CFO, Principal Financial & Accounting Officer

Thanks, Tom, and good afternoon, everyone.

As Tom mentioned, we had another strong quarter in Q2 with excellent growth on both the top and bottom lines. Q2 revenue was $207 million, a 25% increase over the second quarter of last year, up 11% sequentially and above our guidance range.

Of note, the halfway point of the year marks the three year-anniversary of bringing the DTN-X to market, demonstrating DTN-X’s amazing success and widespread adoption. Overall, company revenue in Q2 2015 was 122% higher than the period before we launched the DTN-X. Having enjoyed considerable success over the past three years, we are excited about the continued momentum of our DTN-X platform as well as the acceleration we’re starting to see on Cloud Xpress.

In Q2, we enjoyed broad based demand with our top five customers all coming from different customer verticals. We had three greater than 10% customers in the quarter, a cable operator, a Tier 1 and wholesale and enterprise carrier. Over the past two-plus years, we have had eight different customers account for greater than 10% of revenue in a given quarter, but only one of them has been greater than 10% over the course of an entire year.

This demonstrates that we have several customers that can drive significant revenue in a given quarter, and we are not overly reliant on any one of them to drive our continued success. We truly believe that we are aligned with those customers building the biggest networks the fastest, due to tremendous bandwidth requirements created by their business models. Our growth in the quarter was driven by our existing customer base, as they continue to aggressively build new routes and add capacity to existing routes. Although we did not add any new customers in the quarter, we continue to see broad interest in our solutions, and remain confident that we will continue to add new customers in the coming quarters.

From a geographic perspective, North America was extremely strong in Q2, accounting for 75% of total revenue. This strength was fueled by our greater than 10% customers in the quarter, our major ICP customers, as well as other top 10 customers, which are all based in North America.

Internationally, EMEA declined in the quarter after a strong Q1, representing 13% of total revenue in Q2. Within APAC, we saw strength in the quarter through multiple subsea opportunities, as the region grew to 6% of total revenue. In LatAm, we are having continued success through both direct and channel sales initiatives, as the region increased to 6% of total revenue.

Services revenue for the quarter was $28 million, up 9% sequentially, primarily to increases in deployment services. On a year-over-year basis, services revenue grew more than $5 million, or 23%, as customers continue to utilize our services as they deploy new footprint, and our growing install base increasingly sees value in our support offerings.

Moving now to gross margin and operating expenses, our overall non-GAAP gross margin for the second quarter was 47.4%, again above our guidance range, as we continue to demonstrate our ability to drive strong margin results due to our unique business model. We benefited from a combination of factors, including cost reductions from leveraging our vertically integrated model, capacity additions to existing networks, including Instant Bandwidth licenses, as well as a favorable customer mix in the quarter.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

One trend we continue to be excited about is the increasing adoption rates of our Instant Bandwidth offerings. We see customers adding capacity through follow-on licenses, and we also continue to ship additional Instant Bandwidth modules, which further enables us to build a sizable annuity of very high margin revenue for the future. Services gross margin was 61% in the quarter, down from 65% in Q1, largely as a result of increased deployment services.

Our non-GAAP operating expenses were $71 million in the second quarter, up about $5 million sequentially and slightly above our guidance, as we took the opportunity to accelerate certain R&D spend when we saw signs of our financial results tracking well ahead of plan. We continue to invest in our expanding product roadmap while still maintaining alignment with our R&D target of 20% of revenue.

It is critical that we spend the required R&D to ensure we deliver the right products at the right time for both current markets and adjacent market opportunities, such as our future metro aggregation product, innovations in our Cloud Xpress platform, as well as our SDN solutions.

Overall, we were able to drive operating leverage, as SG&A expenses grew only 3%, even as we continued to invest in key personnel to address new markets and verticals. Pulling it all together, we achieved a non-GAAP operating margin of 13%, up from 12.2% in Q1, and above our guidance range. We continue to demonstrate our ability to drive profitability that is amongst the highest in the industry, due to our differentiated business model and financial discipline.

Interest and other expense for the quarter was $300,000, and tax expense was $1 million. The shares used to compute non-GAAP EPS during the second quarter were $141 million, up from $137 million in the prior quarter, as our increased stock price continues to drive additional dilution.

In summary, non-GAAP net income for the second quarter was $26 million, or $0.18 per diluted share, up from $0.16 per diluted share in the prior quarter and at the high end of our guidance range. On a GAAP basis, we had net income of $18 million, or $0.13 per diluted share in the second quarter. The difference between our GAAP and non-GAAP results was due to approximately $8 million in stock-based compensation, $2 million in amortization of debt discount, and $2 million in acquisition related costs. Additionally, we recorded a gain of nearly $5 million in Q2 from a currency hedge on the Swedish krona in anticipation of the Transmode acquisition.

Now turning to the balance sheet, cash, cash equivalents, and investments as of the end of the second quarter grew to $460 million, an increase of $51 million from the previous quarter. We generated cash from operations of $55 million in Q2 compared to $20 million in the first quarter. This remarkable Q2 cash generation was driven by excellent operating results and positive working capital trends, such as lower AR due to a favorable shipment skew, as well as the timing of certain liability accruals.

In Q2, CapEx was $9 million or about 4% of revenue, and we generated $6 million in net proceeds from employee stock activities. While it is unrealistic to expect the same level of quarterly cash generation in the near term, these results clearly demonstrate our ability to generate significant cash from the business. Over the last four quarters, we have generated $116 million of cash from operations and $87 million of free cash flow, which we define as cash from ops less CapEx. This represents a free cash flow margin of over 11%.

Now for our outlook for the third quarter of fiscal 2015. I’m pleased to announce that we currently project revenue for the third quarter to be $215 million, plus or minus $5 million. The midpoint of this range represents year -over-year growth in the third quarter of 30%. We currently project non-GAAP gross margin to be 46%, plus or minus 100 basis points, as we anticipate a continued balance of new footprint builds and incremental capacity on existing networks.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

We currently anticipate non-GAAP operating expenses to be $73 million, plus or minus $1 million. This represents growth in operating expenses at a slower rate than revenue growth in the quarter, consistent with our long-term operating model. The midpoint of our projected guidance translates to a non-GAAP operating margin of 12%, plus or minus 100 basis points. The combination of interest and other expense is expected to net out to approximately $500,000 and tax expense should be approximately $1 million. We currently expect the diluted share count to be approximately 142 million shares and project non-GAAP EPS to be $0.17 per diluted share, plus or minus a $0.02.

As for GAAP EPS, we project it to be lower than non-GAAP EPS by about $0.08 per share, primarily related to stock-based compensation expense. Regarding cash, in the third quarter, we anticipate another positive quarter of cash flow generation.

Finally, in Q3, we look forward to driving closure of the Transmode deal. With 54% of investors signed up in favor of the deal and Transmode’s board’s unanimous recommendation of our offer, we are optimistic about closing this deal and having Transmode officially join the Infinera family. With the offer period now in progress through August 7, we will keep you updated on key developments around Transmode.

In summary, I’m pleased that our financial results continue to be strong on both the top line and bottom lines as we increasingly take advantage of the cost benefits of vertical integration, invest in the business prudently, and generate cash. Our strong Q2 results reflect excellent execution as we are capitalizing on broad demand from across our customer base as bandwidth growth continues at a tremendous pace. We look forward to continuing to deliver differentiated financial results by addressing our core and long-haul, taking advantage of growing momentum in metro cloud, and seizing the impending opportunity in metro aggregation.

With that, I’d like to turn the call over the operator to begin the Q&A portion of the call.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] Our first question will come from Mr. George Notter of Jefferies. You have an open line; you may begin.

George Charles Notter	Q
Jefferies LLC

Great. Thank you, guys, very much and congrats on a terrific quarter and guide. I guess I wanted to ask about Cloud Xpress. If I remember correctly, you said last quarter, you had 7 customers that you have taken revenue from. In this quarter, I guess 12. I think the way you phrased it, this quarter was 12 that are invoiced. Are we comparing apples and oranges here? Is this rev rec or is this invoicing or what are we talking about?

And I also wanted to ask about the customer adds on Cloud Xpress. Can you just talk about what kind of customers you brought into the fold here? Are these Internet continent providers? Are they Equinix-type players? Or walk us through the nature of those new customers.

And then also, I think last quarter you said you are three of the four top ICPs, and I was wondering if you can update that. Have you been able to penetrate some of the other ICPs, that fourth one, five, six, seven? Just give us as update on kind of where you are with customers there?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. George, I’ll try to address all of that. The 7 to 12 is in apples-to-apples. It is the invoice customer count for Cloud Xpress. The customers we added during the quarter is a mixture of different folks. There’s cloud service providers, there’s folks with the channel. We obviously announced Equinix yesterday, so it is a broad mix of customers. The big ICPs continue to drive the biggest volumes in that space, but we continue to get more and more interest from our broad base of customers.

George Charles Notter	Q
Jefferies LLC

Got it. And then you said 90% of the business is long-haul this quarter. Can I infer from that 10% of business was Cloud Xpress?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

No. We do sell into some metros. It is with either the DTN or DTN-X. So we said 90% plus was long-haul. So it’s the other pieces of combination of other solutions.

George Charles Notter	Q
Jefferies LLC

Got it. And then do you know that mixture from the March quarter, the 90% long-haul versus other?

David F. Welch	A
President & Director

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

I don’t think – our mixture hasn’t changed systematically in a fashion. The Cloud Xpress is growing. We’ve always been – had various levels of subsea, long-haul, metro, data center, and interconnect activities. And as we pointed out before, a lot of our data center – Internet data center connections has been via DTN-X as a platform as well. So I’d say the mixture between markets remains strong and healthy. Probably the best metric is noting the top five customers are across five different market sectors.

George Charles Notter	Q
Jefferies LLC

And then the slower revenue recognition on Cloud Xpress this year, you said it was just more about, I guess, adoption cycles or eval cycles. Any more flavor you can give us there as you still feel the same in terms of your overall confidence in the revenue outlook for that business? Is this just a timing issue? Or kind of walk us through the bigger picture.

Thomas J. Fallon	A
Chief Executive Officer & Director

Yeah, I think, George, it’s – I’m surprised that I have said before and I’d say when we came out with this, I assume people would buy it somewhat like an appliance, and they’re not. It’s much, to my great surprise, being certified much more classically like a telecom service provider. And the contract cycles are long, the qualification cycles are long, and it’s a surprise for me.

The volumes of the units are going up nicely every quarter, so I’m happy with the progress that we’re making from an adoption perspective, I’m happy with the fact that we’re growing the number of customers and I feel very good about the pipeline of what I consider probable customers across Q3 and Q4. I think that we probably underestimated the pent-up demand for a 100-gig. I mean we’re getting it out as fast as possible. But some of the customers have said, I’m just not going to deploy this now when I can get a 100-gig in Q3, so I’m going to wait for the 100-gig. So I’m very optimistic that we’re going to sell a lot of that.

And I’m also extremely optimistic now, I said, that of the 12, 4 have already come back for repeat purchase with new opportunities. So they’re deploying them, they’re happy with them, and they’re seeing more and more opportunities for this, I’ve called it an architectural piece into their new network, and I believe that’s being played out. If nobody comes back and buys it, it’s not an architectural piece, and I think that we’re being – our customers are liking what they are seeing. [ph] David…

David F. Welch	A
President & Director

Yeah. I just want to add on one point on the – the customer cycle is they will pick a particular location and particular application. They’ll buy a small number of units, and they’ll operationalize those units within their network. If they liked what they saw, they come back and they buy one. And that’s what we’re seeing in the cycle. So we’re engaging with – and we’re getting early buy-in from the large customers that we want, but they need to first go through the operationalization at a small level. And now, we’re starting to see them come back and looking at things in a bigger level. So I’d say, if there is – the optimism for a market penetration is as strong as ever. If there is any delay, I’m not sure there’s a delay, but if there’s any missed expectations on timing, it has to do with that two-step process of operationalizing a small number and then moving onto larger quantities.

George Charles Notter	Q
Jefferies LLC

Thank you.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Thomas J. Fallon	A
Chief Executive Officer & Director

Thanks, George.

Operator: Thank you, sir. Our next question will come from Mr. Sanjiv Wadhwani of Stifel.

Sanjiv R. Wadhwani	Q
Stifel, Nicolaus & Co., Inc.

Thanks. Tom, just a follow up on the Cloud Xpress. So you mentioned about the 100-gig. You’re surprised with the pent-up demand there. Walk us through what type of customers are looking at a 100-gig, because I think that varies between ICPs and service providers and traditional enterprises. So just walk us through what type of customers are looking at 100-gig solutions on the Cloud Xpress.

And then you mentioned competition. There have been a couple of announcements in the last sort of quarter or so, and you sort of walked us through some differentiation. But on a more granular level, is it power, is it the bandwidth, is it the size that sort of helps skew the customer buying decision towards you versus the competition?

Thomas J. Fallon	A
Chief Executive Officer & Director

The biggest skew right now that causes the customer to buy from us versus the competition is that ours is the only product shipping, and there’s a ton of great slideware out there that talks about all kinds of features. And I look forward to our competition starting to ship something, and then we’ll go do the analytics. We have a very good feeling about where we stack up, but I think that the biggest differentiator today, we’ve been shipping for three quarters and nobody else is shipping. The advantages that we are going to have are going to continue to be around our technology. The PIC, nobody else has a PIC, and these kind of applications uniquely favor PIC type of technology. Where you integrate and make things smaller, everything is better simultaneously: space, power, quality, cost. All, I think, is better simultaneously, and there’s no recipe other than integration that provides that. In regard to 100-gig, it’s mostly people that have giant bandwidth. It’s a mostly the cloud guys, the data center guys. That’s who’s driving the biggest, earliest demand for a 100-gig. Yeah. Go ahead.

Sanjiv R. Wadhwani	Q
Stifel, Nicolaus & Co., Inc.

Got it. Brad, just a quick follow-up on the numbers. I think the range that was out there was $30 million to $60 million. I think Tom mentioned in the prepared remarks that high end might be a little bit on the top side. I mean, are we looking at somewhere in the midpoint, are we looking somewhere closer to sort of the low end when it’s all said and done for the year?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. So, Sanjiv, it’s hard to say at this point, which is that given the slower ramp in the first half, getting to the high end is going to be more difficult. But we’ve still got two quarters to go. And as Tom mentioned, we see more and more customers coming in, asking for demos, asking for products, actually starting to order. Just practicality, though, to get to the high end of the range will be tough. Where we end up, I’m not going to speculate on.

Thomas J. Fallon	A
Chief Executive Officer & Director

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

We’re just trying to be as transparent as possible Sanjiv.

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah.

Sanjiv R. Wadhwani	Q
Stifel, Nicolaus & Co., Inc.

Appreciate that. Thank you. But that’s helpful. Thanks.

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Okay.

Operator: Thank you. Our next question will come from Mr. Michael Genovese of MKM Partners.

Michael E. Genovese	Q
MKM Partners LLC

Hey, thanks a lot. My first question is investors have – some of them have recently become concerned about the near-term outlook for spending in the ICP market, but your results, your guidance doesn’t really show any need for concern. But what’s your take on that? Do you see any change in spending trends in the ICP market near-term?

Thomas J. Fallon	A
Chief Executive Officer & Director

Well, I always get – it’s interesting when people talk about CapEx cuts either at Tier 1 or ICP. It creates a lot of churn and turmoil and fear. And my fundamental outlook is that there is nothing but fundamental demand continuing to drive from the ICPs. And I don’t see that anything on the horizon changes. Maybe CapEx – they spend CapEx in a lot of lot of ways. But at the end of the day, what they have to be able to do is get data from one data center to other data centers, and they have to get data or information or video from data centers to consumers. And as long as that demand keeps growing, I don’t see any way that they cannot continue to invest particularly with the advent of a 100-gig technology moving in, which provides a lower cost infrastructure from them from a CapEx perspective, on a dollar-per-bit basis, on a power basis, on a space basis. There’s too many, either fundamental demand drivers, and then also fundamental cost drivers that say a 100-gig is going to help them solve a lot of their problems. So I just don’t see it. Now may be their CapEx elsewhere is going to be cut, but in fundamental transport, I don’t see it.

Michael E. Genovese	Q
MKM Partners LLC

Great. And then moving on, when I look at the guidance for the next quarter, 4% sequential revenue growth, about $8 million sequential incremental revenues, how should we think about that $8 million split between DTN -X and Cloud Xpress?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

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Yeah. So, Mike, I’m not going to break that down into too much detail, but obviously we expect DTN-X to continue to do well. We expect CX to – Cloud Xpress to continue to ramp. But we’re not going to get into the exact granularity of it. The reality too it is the underlying business is very strong. We see strong demand for CX.

Michael E. Genovese	Q
MKM Partners LLC

Okay. Then I’ll try to sneak one more and I’ll take the answer off the air. Could you just transmit confidence that it’s going to be – that you’re going to get the 90%? Can you quantify the confidence or is there any other kind of measure of that confidence you can give?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. So, Mike, there’s no magic to it. We have to get to 90% as we mentioned in the prepared remarks. 54% of their holders signed up before the operating period even started, so that gets the good pace along the way. We’ve obviously talked to other holders that are favorable to it, and we’re consistently going and talking to more and more investors to go get above that 90%. I can’t really handicap it at this point. We’ll know better on the 7th in terms of where we’re ending up. But we’re very committed to making this happen. We do think it’s a strategic piece to our go-forward plans.

Operator: Our next question will come from Mr. Doug Clark of Goldman Sachs.

Douglas Clark	Q
Goldman Sachs & Co.

Hi. Thanks. I want to focus a little bit on gross margins, which continue to be really strong. I think the comments this quarter were a little bit more heavily skewed towards a favorable mix shift, especially when you consider kind of no new DTNX customers. Is that true? And how much was capacity felt like a contributor to margins this quarter?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. So Doug, it continues to be a combination of things. So we continue to get good leverage out of the fab. Obviously, we’re ramping new products, which helps as well. But we are seeing people starting to order more and more capacity adds as well. So it is a combination of different things that continues to drive the margin and will continue to drive the margin going forward.

Douglas Clark	Q
Goldman Sachs & Co.

And maybe as a follow-up to that, Instant Bandwidth was also cited, and certainly if you look at deferred revenue, they continue to grow a little bit each quarter. Is that primarily what’s driving that deferred revenue growth, and is that becoming a more meaningful contributor to gross margins?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. So, one clarification, Doug. So the Instant Bandwidth licenses don’t sit in deferred revenue. They’re nowhere on the balance sheet. So it’s really – we’ve deployed a lot of Instant Bandwidth modules, and there’s still a lot of ports to still be filled with licenses in the future. So we continue to see both customers adding new licenses, but

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also customers buying more and more modules. So we’re able to deliver those first modules, still deliver strong margin profile, and build up an annuity as they license these 100-gig licenses going forward. It’s a nice margin uplift in the future as well.

Douglas Clark	Q
Goldman Sachs & Co.

Okay. Great. And then, if I can sneak one more in as well, on the gross margin front from the CX, how are those margins, can you remind us, relative to kind of corporate average?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yeah. So I would say it’s similar to what we’ve said since the launch which is, the – some of the initial bigger customers will have lower-than-corporate-average gross margin. As we get more and more customers, I feel good about the margin profile of it. We are seeing customers adopt Instant Bandwidth for CX as well. So the initial margin on that will be a little bit muted, but over the long term, will be higher-than-corporate-average gross margin. So I still feel good about the margin profile of CX being at or above corporate average gross margin over time.

Douglas Clark	Q
Goldman Sachs & Co.

Great. Thanks a lot, and congratulations.

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Thanks.

Thomas J. Fallon	A
Chief Executive Officer & Director

Thank you.

Operator: Our next question will come from Vijay Bhagavath of Deutsche Bank.

Vijay K. Bhagavath	Q
Deutsche Bank Securities, Inc.

Yeah. Thanks, congratulations Tom and team, solid results and solid outlook.

Thomas J. Fallon	A
Chief Executive Officer & Director

Thank you, Vijay.

Vijay K. Bhagavath	Q
Deutsche Bank Securities, Inc.

Yeah. A two-part question, if I may. The first part is, give us an understanding of the waterfall for the 100-gig Cloud Xpress. And where I’m coming from is, from the fourth quarter of this year, we do anticipate new merchant silicon 100-gig leaf-and-spine data center switches. You see that as a tailwind for the 100-gig Cloud Xpress product? Thanks.

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Thomas J. Fallon	A
Chief Executive Officer & Director

I think that the 100-gig, we see large data centers today deploying with 100-gig in both the routers and switches inside the data center where they want to hand off to transport. That’s moving from 10-gig to 40-gig to 100-gig, and a lot of people are moving to that 100-gig now, as router and switch ports have become much more cost competitive around 100-gig. We could sell a 100-gig right now, if we had it available. We’d be shipping right now, instead we’ll be doing it this quarter. And there is pretty significant pent-up demand, but it’s still not the mass part of the market. It’s where people are making the investments now, and have been making them recently, that they want to move all of their spend – these are the large guys – to 100-gig as soon possible. And I think that the new 100-gig for routers, ports, switch ports [ph] being (38:14) cost effective and us – and delivering 100-gig on transport is going to create a nice combination to accelerate the 100-gig growth a lot. And I don’t think we have to wait for the inside of the data center to change at all. This is all the handoff of intra to outside.

David F. Welch	A
President & Director

There is a secondary effect that’s going on, intra-data center, where the transition of [ph] net (38:36) cards to 25- gig, which is going to continue to – which is 2.5x increase over current cards. The aggregation of that as it exits the data center is where that has transitioned rapidly to 100-gig interfaces, as opposed to 10-gig, especially at the volume applications.

Vijay K. Bhagavath	Q
Deutsche Bank Securities, Inc.

Excellent. And then the second part is around the 100-gig metro opportunity. We are a little fuzzy, honestly, on that. Kind of give us an understanding. You’re still working on the Transmode deal. You have a metro version of your DTN-X product looking to ship anytime now. So would it be the second half of next year, Tom, and realistically we could start seeing 100-gig metro dollars flowing into the top line? How should we view and model the 100-gig metro opportunity? Thanks.

Thomas J. Fallon	A
Chief Executive Officer & Director

We’re definitely bringing our metro product to market this year – this calendar year. We’re showing it to customers now, and I would anticipate you could start having some reasonable amount of ramp starting in Q1 of next year.

The good news is, like I said on the call, we’re going to sell this mostly at first to our current customers. It’s going to have the same fundamental ease of use, look and feel, network management, experience as the DTN-X. So I think that there is not going to have to be a long ramp up. Now, clearly we’re not going to sell out of the chute a lot, but I think that you can start seeing revenue that’s non-trivial in the first half of the year, ramping up in the second half of the year. And if Transmode closes to our desire in the August-September timeframe, we’ll clearly get 100-gig volumes from that this year.

Vijay K. Bhagavath	Q
Deutsche Bank Securities, Inc.

Excellent. Thanks, again.

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David F. Welch	A
President & Director

Thanks, Vijay.

Operator: Our next question will come from Dmitry Netis from William Blair.

Dmitry G. Netis	Q
William Blair & Co. LLC

Thank you very much. Nice quarter, guys.

David F. Welch	A
President & Director

Thank you.

Thomas J. Fallon	A
Chief Executive Officer & Director

Thank you, Dmitry.

Dmitry G. Netis	Q
William Blair & Co. LLC

I have a question for each one of you, and pardon my poking around the customer base once again. But as you called out – I think, Brad, this is for you, I think – the cable, the Tier 1, and the wholesale, are these ordered from kind of the largest contributor to the lowest contributor?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

No. Those are the three top guys. We don’t break out who’s exactly who.

Dmitry G. Netis	Q
William Blair & Co. LLC

Okay. And was the Tier 1 the U.S. Tier 1, the same one we saw kind of recurring over the past year?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Yes.

Dmitry G. Netis	Q
William Blair & Co. LLC

Okay. Do you expect these cable and Tier 1 guys to come back in Q3?

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

When we talk about – when we talk about cable, Dmitry, if you remember, cable tends to be strong in the first half of the year. They don’t order as much in the second half of the year. So I don’t expect cable to be as strong in Q3.

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The Tier 1 customer has been a – Tier 1 and the enterprise and bandwidth wholesaler have been great customers throughout, and continue to spend aggressively with us.

Dmitry G. Netis	Q
William Blair & Co. LLC

Okay. Awesome. Thank you. And then Tom, just kind of back to this cable discussion, as we see this cable market consolidating, we have the Comcast-Time Warner in the past and we clearly heard your message there, I was wondering if you could update us of what your thoughts might be on this Time Warner Cable-Charter Bright House acquisition strategy there, and how are you positioned, for good or for worse, as this thing occurs?

Thomas J. Fallon	A
Chief Executive Officer & Director

Well I think, if it occurs, I personally view that we’re going to be in a good spot with this. One of those companies has a backbone, one doesn’t. The backbone’s ours today, and I can’t imagine building a new backbone just because you buy somebody. Why would you want to build out your own new backbone when you can leverage the one that you already would have? So I think that this is a – for the same reason it makes, maybe, sense for those guys to get together, I think we’ll have an opportunity to really leverage some of the infrastructure in place, and lot of that infrastructure’s ours. So I think it would be not a bad thing.

Now, in any type of acquisition, there’s always the period where things can slow down until the deal is done. As Brad had mentioned, however, cable historically is not that strong in the second half of the year. So we’re in that period now, and assuming that it doesn’t take an unreasonable period of time to get done, we should be in time for an early-next-year buying cycle. So I’m optimistic on what it means to Infinera. I have no idea whether it will happen in the industry or not. I don’t track it within [indiscernible] (43:22) competitors, et cetera. So my suspicion is it will go through.

Dmitry G. Netis	Q
William Blair & Co. LLC

Okay. All right. That’s helpful. And then last one for Dave. I mean, as we track sort of this highly hyper-growth DCI market, I suppose, and all the kind of competitors that are jumping in the fray there. Ciena came out with a great server. They’re also announcing their acquisition or have announced their acquisition of Cyan, which provides this multi-vendor sort of orchestrator. Just kind of an interesting idea because they can come in to data center and start managing multiple environments that aren’t Ciena’s based environments.

And so my question is, how are you positioned in this multi-vendor sort of orchestration, NFE SDN orchestration environment? I know you’ve been working on the SDN controller. I don’t know if it’s multi-vendor or not. Can you give us a sense where you are and how competitive you might be to this Blue Planet piece of software that Ciena is buying?

David F. Welch	A
President & Director

Yeah. I’m not sure that we’re able to shed as much light as you would like on that question. The market is – at this point in time is such they can see value of being able to operationally establish services through a common control plane. That’s what’s motivating the development of SDN. I think it’s clear that SDN, as it develops, is not going to be a controller, but it’s going to be a series of controllers and controllers of controllers and depending on the application that people want on that. And that what’s critically important for our business where we view our business as in the equipment necessary to establish services in the WAN is that we can integrate into our

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customers’ control system, which is how we integrate today. And to whatever control system that customer wants to buy, maybe Blue Planet, maybe any of the number of other controllers in our marketplace. And then finally, to make sure that we can put together the right management structure that allows for our industry-leading ease-of- use of establishing services. So there’s going to be a number of places of which we integrate into, and that transition from the current control point structure exists with the customers to an SDN ramp is a multiyear event and is going to depend very much on different customer bases.

Dmitry G. Netis	Q
William Blair & Co. LLC

So you foresee kind of opening your APIs for this Blue Planet software?

David F. Welch	A
President & Director

We integrate into our customers’ infrastructure today. They sit there and operate our network with adjacent router networks, with adjacent switch networks and the managed services across that. And today, our customer has their own management software that does that. And the Telco Extreme, it’s ours [indiscernible] (46:46); and the Internet content provider stream, it’s a very simplified network controller that they built to do that. And for us to play across the multi-markets, we will integrate in with a controller that our customers ask us to integrate in with. Our Pacnet demonstration was integrating in with the first deployment of a true SDN service, was with the third-party controller that Pacnet elected to choose. And so the point of integration is going to be varied.

What’s clear from the customer base is there isn’t going to be – an equipment provider isn’t going to dictate a controller across all of the networks. It’s just not going to happen. The customer base won’t allow it to happen. And what we do best is we put bandwidth on the network better, faster than anyone out there. And we allow the ease of use and control of that and the customer experience to be better than anyone else out there. And we will work with our customers make sure that they can turn on services faster than anyone else and that they can monetize their investments faster than anyone else.

Dmitry G. Netis	Q
William Blair & Co. LLC

Okay. That’s very helpful. Thank you. Keep up the…

A

Thank you.

Operator: Our next question will come from Mr. Alex Henderson of Needham.

Thomas J. Fallon	A
Chief Executive Officer & Director

Hello, Alex.

Alex Henderson	Q
Needham & Co. LLC

Hi. How you are doing? So I got a simple question for you, but it entails unfortunately more than one quarter of thought. So if I look back over the last 18 to 24 months, we’ve seen a beautiful acceleration and superb execution

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as you’ve gone up into the 30s and growth in the fourth quarter last year and first quarter this year. You are on track to do 25%-plus type growth this year. Should we be thinking about the out period as having enough acceleration and demand associated with the DCI market, cloud-to-cloud market, combining with continued strength in long-haul and subsea that we should think about you as able to sustain higher than that sort of 10%- plus kind of market growth that people have talked to? How should we think about the longer-term periods as we start to run up against these extraordinarily difficult times we’ll have in 4Q and 1Q coming forward?

Thomas J. Fallon	A
Chief Executive Officer & Director

So this is how I’m going to look at it and I’ve explained to people. The long haul market where we’ve primarily grown is growing about 8% a year. We’ve obviously been very successful at growing with that market but also taking significant market share from other people. And to your point, that becomes challenging as you become a significant participant of market share.

The very unique position we find ourselves in is that with our same fundamental technology and a lot of the same customers, we have the opportunity to go from the long-haul market to the long-haul-plus-metro market. That metro market is a $5 billion or $6 billion market, also growing 8% to 10%. And then you take the DCI market, which is fairly small today, few hundred million dollars growing to a few billion dollars.

I find that remarkably unique position as a company that doesn’t have to change its DNA, doesn’t have to change its way of going to market, doesn’t have to change its technology, and can go from a $4 billion market today to a $15 billion-plus market over the next few years. That is a shocking opportunity. Now, we won’t be able to serve all pieces of that market, but the point that you’re making about can we outgrow the 10% range in a long-haul market, I don’t think we could in the long term.

But over the next several years, we’re not going to be in the long-haul market alone. It’s long haul, metro, cloud, subsea, and it’s a $15 billion market opportunity. If you look at our market share in long haul, I can tell you, I’m not going to over a period of time, except anything less than that kind of market share in the larger market that we’re going to go pursue. That’s going to take some time and some work. And I don’t want everybody to believe that this is going to be a linear up into the right kind of progression, but our strategy over the next several years is to recreate our success in the long haul by leveraging our core technologies and optimizing them and going into adjacent spaces that will allow us to fundamental triple the market we’re serving. And it’s pretty – it psyches me up.

Alex Henderson	Q
Needham & Co. LLC

Yeah, great answer. Second question – I think I also know the answer to this. I keep getting asked the question about people coming out with “white label” pizza box going after this DCI market – cloud-to-cloud market based on the idea that there is an increasing availability off-the-shelf transceivers capable of doing a 100 gig that are sold as straight out modules. Can you address that? Because I keep getting asked the question. I think I know the answer, but I just want to hear your response.

Thomas J. Fallon	A
Chief Executive Officer & Director

Well, yeah, there’s always been off-the-shelf technology, always. And people have always been able to take things and piece them together for niche solutions. But in the history, people who invest in technology have captured the largest market share, and I don’t think that’s going to change. Just because you can buy a 100-gig off the shelf from somebody, that doesn’t mean it’s differentiated, it doesn’t mean it’s optimized for space, power, capacity

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reach any of those things. And I think you’re going to see that just like in the long-haul, coherent matters, PICs matter; you’re going to see that even more so in the metro. And I think this is an area where I do agree with Ciena who had the same comment, I think this week, when they were asked about this.

They just don’t fundamentally believe that off-the-shelf technology is going to solve the bulk of the problem. Well, some people go out and maybe try to save a few pennies by building something themselves. They might, but I think at the end of the day the cost curve of the technology that we’re providing, the dollar per bit we provide on a transport level, the ability to scale that to magnificent size scales, I really don’t think most of our customers today enhance their bottom line by trying to save a few pennies off a transponder from off the shelf and making this up themselves. I just don’t see it. So it’s not that big of a scale…

Alex Henderson	Q
Needham & Co. LLC

So it’s not easy [indiscernible] (53:24) market where they’ve historically had a tendency to try that?

Thomas J. Fallon	A
Chief Executive Officer & Director

I think on servers, how many billions of dollars of servers do they buy and switches? Those markets they have, they spend enough money that might actually make a difference. They’re not buying, in my mind, enough transport – I hope they do someday – to fundamentally move the needle on their bottom line by building it themselves, and I don’t know why they would ever go about trying to do that when – in our market, in the market, the optical industry bears about a 40% industry margin. In the switching business, they’re trying to cannibalize the 70% margin business of those guys. It’s not the same thing. And if you’ve been reading, a lot of these ICP guys are all talking about trying to make sure they’re only investing where they can have significant – it’s more mature, right? Only investing where they’d have significant payoff. Building light optical switches or transport boxes – to me, it’s not in the first thousand items of ways to put them to be more efficient. It’s just not.

Alex Henderson	Q
Needham & Co. LLC

Perfect. That’s what I would have expected you to say. One last question and then…

Thomas J. Fallon	A
Chief Executive Officer & Director

Dave wants to just add one thing. One second.

David F. Welch	A
President & Director

The industry is forgetting a key thing. When the integrated circuit expanded, you could buy off-the-shelf discrete component. And it’s off-the-shelf, but when you have a high capacity demand, and I’ve got to buy a bunch of discrete components at a low bandwidth requirement, you are not doing it in the lowest cost structure rate possible. Intel integrated circuits, all that came out – it was a proven thesis. You put this stuff on an integrated platform, you go for something that is – in our case more bandwidth, in their case more computing power, you can make things that are more sophisticated less expensive than you can in a discrete fashion. And that’s what drives us. That’s where we are the only provider, the only capability of high capacity in and photonic integrated circuits. If your application requires bandwidth, we will be able to supply that in a much more reliable, productive, higher density capability.

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Alex Henderson	Q
Needham & Co. LLC

Great stuff. One last question if I could. The metro core product, you’ve been surprised that the rate of adoption, time line, and the amount of testing for the Cloud Xpress taking longer than you had expected. It seems to me that the adoption rate for metro core product, which is going into a much more complex multi-mesh environment, would be much harder to get into the installed base without significant testing, significant amount of potential revenue recognition criteria on those contracts. Isn’t it reasonable to think that that would take considerably longer for that product to reach revenues ramp than the shove-it-in type approach of some of the Web 2.0 players?

Thomas J. Fallon	A
Chief Executive Officer & Director

That’s what I – well, we were surprised at how long is taken for the Web 2.0. The metro aggregation product we’re coming out is going to a customer base that we know well, who has a large installed base of our product, and I think we have a pretty good understanding of how they will get certified there. And it won’t happen overnight, I agree with you, but this one is not going to a surprise to us.

Alex Henderson	Q
Needham & Co. LLC

Okay. Great. Thank you.

Operator: The next question will come from Rod Hall of JPMorgan.

Thomas J. Fallon	A
Chief Executive Officer & Director

Hello, Rod.

Rod B. Hall	Q
JPMorgan Securities LLC

Hello, guys. Thanks for taking my question. Hi, Tom. So, couple of things. First of all, I wanted to – wondered if you have any idea how far through the conversion of data center interconnect we are. So, the movement through the – from leased lines to owned facility? And then secondly, you guys talked about new risk to opportunities with the partnerships there. Could you just expand a little bit on what’s going on there? Do you think you’re gaining new customer access, customers you didn’t have access to before? Is this mostly footprint expansion in customers you’re already in? Can you just talk a little bit more about what opportunities that affords you?

Thomas J. Fallon	A
Chief Executive Officer & Director

Sure, I’ll answer the second one. I’ll let Dave handle the question on data center technology conversion. Arista and us approach this in the same kind of model. We want our customers to be able to provide them with best-in-class transport and best-in-class switching – they want the same thing – versus the model of a large competitor providing an end-to-end where they are prisoner of having maybe inferior choices of one or both. And we’re going to do this in a fashion that does it such that customer wins around best-of-class technology, and we’re going to go and integrate with Arista around ease of use in SDN.

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And we are training our sales forces mutually. And the opportunity for Infinera, I think for both companies, is good. But for Infinera, candidly, it’s probably better. We have a couple of hundred customers at most that we can help introduce them to. They have several thousand customers that they can help us be introduced to. That doesn’t mean that all of them would necessarily want transport, or need transport, but we see a very large potential opportunity to expand into markets that we aren’t going to have a direct sales force. Financial markets would be a good example; large enterprises, another example. And we’ve had some joint sales calls now. And so far, early days, I’m optimistic that this could be meaningfully positive to both companies. I don’t have enough data to say it’s going to move the needle, but at least early interactions are, both companies are excited about the potential of providing a world-class end-to-end solution to these customers.

David F. Welch	A
President & Director

I think your second question was, where are we in the data center interconnect cycle? And I would have to say, extremely early in that process. The world is rapidly converting to more and more content moving into the cloud. These transitions are very early.

Thomas J. Fallon	A
Chief Executive Officer & Director

And they last for a long time.

Rod B. Hall	Q
JPMorgan Securities LLC

Could you guys quantify that at all?

David F. Welch	A
President & Director

Like where in the cycle?

Rod B. Hall	Q
JPMorgan Securities LLC

Yeah, like, do you guys have a number of data centers and the proportion of them that have fixed connectivity, in your estimation, or is it just sort of an unknown quantity out there?

David F. Welch	A
President & Director

The data center interconnect projections have a growth rate of somewhere in the excess of 60% type of growth, which is well above that of long-haul. I think we’ve just recently transitioned where machine-to-machine traffic has equated to person-to-person traffic. Since machine-to-machine traffic is technically – is a multiplier of 100 to 1,000 times the amount of bandwidth required to handle that, I fully expect that, in the coming years, that the machine-to-machine traffic is going to dwarf the person-to-person traffic as it goes along. And that is data center interconnect traffic.

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Thomas J. Fallon	A
Chief Executive Officer & Director

There’s something like 500,000 data centers today in the world. But it comes more interesting is when you look at who has five or more of them, right, from our perspective. And we’re actually in a process of vetting that right now. So maybe I’ll give you an update when I see you next.

Rod B. Hall	Q
JPMorgan Securities LLC

Great. Okay. Thanks, guys.

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

Thanks.

Operator: [Operator Instructions] Next question will come from Subu Subrahmanyan of The Juda Group.

Subu Subrahmanyan	Q
The Juda Group

Thank you. I wanted to take a shot at the metro question once again. Tom, if you think about the 8% growth in the long-haul market continues into next year, and some of the factors between CX, Transmode products, and your metro aggregation products starting to impact that, do you think, for 2016, Infinera will be able to see sort of a full-year benefit of having the metro products? Does it start to get more meaningful around mid-year? I’m just trying to understand when you feel like the metro opportunity can be fully realized with your product portfolio?

Thomas J. Fallon	A
Chief Executive Officer & Director

Yeah. Hard question, Subu, because a lot of it depends, quite frankly, on Transmode, and both the timing of that and the success of that. And if we – if this closes in August, September, I would certainly anticipate getting the full benefit of next year, and hopefully accelerating it, because we’re going to apply a sales force to this product offering that’s a lot bigger than the Transmode sales team. So I think there should be an acceleration. But until that’s done, it’s very hard to say, and it depends on when it closes.

I think, for our own metro aggregation product, I think we will start seeing sales, certainly revenue, in Q1. But I would say the meaningful revenue would be in the second half of the year, candidly, but we will get revenue in the first half. And cloud, I have actually pretty significant expectations for cloud for next year. So I think we’re going to have our whole portfolio out there; we’re going to have gone through the digestive period of learning about all of the certification issues and contracting issues and operationalizing issues and we’re going to have, I think, set a very, very nice table to enjoy Cloud Xpress volumes next year.

David F. Welch	A
President & Director

I think an interesting way to looking at it, in the long-haul space, we’ve spent a number of years, and I think our best metric is 40% – we maintained our 40% North American market share for a number of years there. We are entering into a metro market space that is – we have single-digit – a small single-digit market share in that. We think our technologies play equally well across high-capacity metro as they do in long haul. So I think it would be a number of years as we grow into a major supplier across North America and the world.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Subu Subrahmanyan	Q
The Juda Group

Got it. Thank you.

Thomas J. Fallon	A
Chief Executive Officer & Director

You bet, Subu.

Operator: Our next question will come from Ted Moreau of Barrington Research.

Theodore Joseph Moreau	Q
Barrington Research Associates, Inc.

Thanks very much for taking my questions. Just, I was wondering, how do you see the Cloud Xpress mix shaking out in second half of this year between 10-gig, 40-gig, and 100-gig? And I assume that 40-gig really starts to fall off now that you have the 100-gig version available?

Thomas J. Fallon	A
Chief Executive Officer & Director

So the market is going to migrate into 10-gig and 100-gig. So you’re correct that, over time, the transition will happen from 40-gig to – 40-gig will convert to 100-gig in that. And I’d say that’s probably the – it will be the faster product lifecycle. The 10-gig is going to last for a long time, because data centers come in all shapes and sizes for that, and services come in shapes and sizes. But I think the 40-gig is probably good 12 months, 18 months, something like that, but over that course of time it will transition to a 100-gig.

Theodore Joseph Moreau	Q
Barrington Research Associates, Inc.

Okay. And then, do you – I mean I hear you about the delay in Cloud Xpress revenue because of waiting for a 100- gig, but I was just kind of wondering, do you think any influence came from all of the competing solutions that are kind of out there hating the market, I know there are flatware as you were saying, but do you think that’s had an influence at all?

Thomas J. Fallon	A
Chief Executive Officer & Director

I don’t think it’s had any influence whatsoever, I think we were a first mover. We saw the opportunity, we listen to customers, we created a differentiated approach with our differentiated technology. I think the industry is trying to scramble to catch up. I’m really enjoying, quite frankly, the number of people who are introducing products, and I’m really enjoying the amount of time some of our competition is talking about how their product is going to be a lot better than ours.

Right now, if you want it, a lot of these guys want it right now, you’re going to like it at one place, and we’re enjoying that, and we are not having to-date a problem with selling against somebody who’s going to have something. It’s going to be an explosive market, and when they do come out with things, I think they’ll have opportunities too. And that’s when there’ll be a more competitive challenge.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

Theodore Joseph Moreau	Q
Barrington Research Associates, Inc.

Yeah. It sounds good. Okay. And then one final question, given the number of guys that are coming out with these types of boxes, what – I mean I hear you about the technology probably less of Infinera and I mean what prevents this market from facing tougher gross margins similar to what that maybe saw at 10-gig? With so many players out there, what prevents that from becoming a little more challenging on the gross margin side?

David F. Welch	A
President & Director

I’m going to answer it in two steps. First, you’ve got to understand the guys that run data centers their lifeblood is data that exits that building. And so they will be very cautious about who they entrust with their lifeblood.

So it’s very simplistic just to view the market that I can get some – that I’m going to go trust my life on a white box – I entrust my life on companies and people behind the companies and people that back their products on those companies. And that’s why, quite honestly, we get recognized as the industry leader as far as customer support, and we get recognized that our margins are better than our competitors, one, because we have a great cost structure and two, because our customers value that added capability to it. So I’m not worried about our ability to satisfy our customers’ needs and the presence of a discreet base technology compared to a PIC-based technology. I am not worried about it because we meet what the customer values from us.

Thomas J. Fallon	A
Chief Executive Officer & Director

All right.

Brad D. Feller	A
CFO, Principal Financial & Accounting Officer

All right. Thanks.

Jeff Hustis

Head-Investor Relations

In closing, we look forward to seeing you at Inside Infinera 2015 on October 6. Thank you for joining us this afternoon and for your questions. Have a great rest of the day. Thank you.

Operator: That concludes today’s conference. Thank you for participating. You may now disconnect.

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Infinera Corp. (INFN)

Q2 2015 Earnings Call

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